

August 2, 2012

<u>Via Email</u>
Kent J. Thiry
Chief Executive Officer
DaVita Inc.
1551 Wewatta Street
Denver, CO 80202

      Re: **DaVita Inc.**
                 Registration Statement on Form S-4
                 Filed July 6, 2012
                 File No. 333-182572

Dear Mr. Thiry:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>General</u>

1.   In several analyst calls and publicly available presentations you refer to various metrics, trends, and events regarding HCP such as:
- inpatient acute bed days per 1,000 patients;
- 30 day all cause readmission rates;
- commercial enrollment rate pressures;
- changes to Medicare and Medicare Advantage; and,
- a step-up in tax basis.

Currently it is unclear how these metrics, trends, and events factored into the due diligence, negotiations, valuation, and ultimate decision to enter into the transaction at this time. To the extent material, please revise under "Background of the Merger,"

"Recommendation of DaVita's Board of Directors and Reasons for the Transaction," and "HCP's Reasons for the Merger; Recommendation of the HCP Board" to address in greater detail. Finally, in order to give the reader a greater understanding of how the business is managed, please consider enhancing the MD&A Overview on page 154 to address these or similar metrics, trends, events or uncertainties. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

2.   Please revise the Prospectus Cover Page and the Questions and Answers to disclose the dollar value of the consideration payable on a per unit basis in plain English. Similarly, please separately disclose the dollar value of the holdbacks and earn-outs on a per unit basis in plain English. In addition, each place that you refer to the consideration payable, provide clear disclosure of the amount that will initially be paid to shareholders, the amount that will be in escrow, and provide clear disclosure of the amount that may not be paid based upon certain contingencies. Lastly, we note that the merger consideration may be reduced by an "Estimated Shortfall Amount." Provide clear disclosure throughout the prospectus, each time you discuss the consideration.

3.   Please revise the prospectus cover page to provide clear disclosure of the public offering, including the resale registration. Similarly, the registration statement fee table should be revised to reflect the entire offering.

4.   Please provide the disclosure required by Item 18(a)(7) of Form S-4.

Summary, page 1

5.   Please revise your summary description on page 13 to briefly address the timeframe for releasing the escrowed merger consideration in plain English. Also, to the extent that you will deliver shares, please clarify here and in other appropriate sections who will bear the risk of changes in your share price during the escrow period. In this regard your existing risk factor on page 36 should be revised to add additional context to the risk.

The Merger, page 61

Background of the Merger, page 61

6.   Your discussion refers to strategic and financial presentations prepared for the board(s) by advisors. As one example, on page 66 you refer to a December 6, 2011 presentation by a financial advisor. While your existing disclosure states that the HCP did not receive a fairness opinion, it is unclear why these, and similar, presentations are not reports for purposes of Items 4(b) and 21(c) of Form S-4 and Item 1015(b) of Regulation M-A. Please advise or revise.

7. On page 61 it indicates that Dr. Margolis presented "certain financial projections" to DaVita. Later, on page 62, it indicates that "certain financial projections" were provided, beginning in July 2011. Please revise to address material projections provided by HCP to DaVita.

8. We note references throughout this section to the importance of preserving HCP's physician-centric operating model. In an appropriate location, please expand to address how you plan to preserve this model in greater detail and address the risks that an actual or perceived change in HCP's operating model may have on your ability to recruit or retain physicians or clients.

Election and Exchange Procedures, page 86

9. Please revise to provide examples illustrative of the amount of cash and/or stock that shareholders would receive in different scenarios that may occur in the election procedure. Also, provide clear examples of the calculation of the maximum stock election.

The Merger Agreement, page 89

10. We note the disclosure on page 95 of the earn-out based on earn-out EBITDA. Please clarify the business whose results will be included in the calculation. Also, please clarify whether the agreement permits or restricts any actions, such as corporate expense allocations, that may impact the earn-out EBITDA.

Exhibits

11. Please file Dr. Margolis' employment agreement pursuant to Item 601(b)(10) of Regulation S-K. To the extent any of the other officers of HCP will be executive officers of DaVita, please file their employment agreements as exhibits

12. Please provide the consent required by Rule 438 for Dr. Margolis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: David Slotkin